UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

August 3, 2022

Commission File Number: 333-255540

Just Eat Takeaway.com N.V.

(Registrant’s name)

Piet Heinkade 61

1019 GM Amsterdam

The Netherlands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This report includes materials as exhibits that have been published and made available by Just Eat Takeaway.com N.V. to its shareholders, as of August 3, 2022.

The information contained in Exhibit 99.1 to this Form 6-K, except the information contained in the second sentence of the first paragraph on page 1, the third and fourth sentences of the second paragraph on page 1, the third and fourth paragraphs on page 1, the second sub-bullet and second bullet in the second paragraph on page 2, the second table on page 3 and the related footnotes, the table on page 4 and the related footnote, the third through fifth rows of the table on page 5 and the related footnotes, the first sentence of the eighth paragraph on page 5, the first paragraph on page 6, the third through fifth rows of the tables on page 6 and the related footnotes, the fourth through sixth paragraphs on page 6, the first paragraph of page 7, the second paragraph on page 7, the third through fifth rows of the table on page 7 and the related footnotes, the fifth and sixth paragraphs on page 7, the first and second paragraphs on page 8, the third, fourth and sixth sentence of the last section on page 14, the second row of the table on page 25, the second row of the first table on page 26, the first table on page 32 and the tables on pages 33 through

35, is incorporated by reference into the Company’s Form S-8 Registration Statement (File No. 333-257065), and related Prospectuses, as such Registration Statement and Prospectus may be amended from time to time.

The following exhibit 99.2 is furnished herewith:

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press release entitled “Half Year 2022 Results”

99.2	Press release entitled “Just Eat Takeaway.com nominates COO for reappointment”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Just Eat Takeaway.com N.V.

Date: August 3, 2022	By:	/s/ Brent Wissink
Brent Wissink
Chief Financial Officer